UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

In May and in June 2024, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated May 31, 2024: Update on FDA priority review of Dupixent for the treatment of COPD patients with type 2 inflammation

Exhibit 99.2	Press Release dated May 31, 2024: Dupixent recommended for EU approval by the CHMP to treat patients with COPD

Exhibit 99.3	Press Release dated May 31, 2024: Sanofi launches 2024 global Employee Stock Purchase Plan

Exhibit 99.4	Press Release dated June 3, 2024: ASCO: Sarclisa is first anti-CD38 to significantly improve progression-free survival in combination with VRd for newly diagnosed transplant-ineligible multiple myeloma in phase 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 11, 2024		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Legal Corporate & Finance

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